Exhibit 99.2

SIMS METAL MANAGEMENT

RIGHT. NOW.

NOTICE OF 2009 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF SIMS METAL MANAGEMENT LIMITED WILL BE HELD IN THE JAMES COOK BALLROOM, HOTEL INTERCONTINENTAL, 117 MACQUARIE STREET, SYDNEY NSW ON FRIDAY, 20 NOVEMBER 2009 AT 11.00AM.

NOTICE OF 2009 ANNUAL GENERAL MEETING

SIMS METAL MANAGEMENT LIMITED

ACN 114 838 630

BUSINESS
1. ACCOUNTS AND REPORTS
To receive and consider the financial statements of Sims Metal Management Limited (the “Company”) and its controlled entities for the year ended 30 June 2009 and the related Directors’ Report, Directors’ Declaration and Auditor’s Report.
2. ELECTION OF DIRECTORS
2.1 MR PAUL VARELLO
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That Mr Paul Varello, who retires by rotation at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules, be re-elected as an Independent Non-Executive Director of the Company.”
2.2 MR MICHAEL FEENEY
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That Mr Michael Feeney, who retires by rotation at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules, be re-elected as an Independent Non-Executive Director of the Company.”
2.3 MR PAUL SUKAGAWA
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That Mr Paul Sukagawa, having been nominated by Mitsui & Co., Ltd under Article 19.6(A) of the Company’s Constitution as a Mitsui Group Nominee to stand for election as a Director at the Annual General Meeting and, if elected, to replace Mr Iwanaga as Mitsui’s ‘Associated’ Group Nominee to the Company Board, be elected as a Non-independent Non-Executive Director of the Company.”
2.4 MR GEOFFREY BRUNSDON
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That Mr Geoffrey Brunsdon, having been unanimously recommended for appointment by the Board, be elected as an Independent Non-Executive Director of the Company.”
2.5 MR JIM THOMPSON
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That Mr Jim Thompson, having been unanimously recommended for appointment by the Board, be elected as an Independent Non-Executive Director of the Company.”
2.6 MR PAUL MAZOUDIER
Mr Paul Mazoudier has informed the Company that he will be retiring at the conclusion of the Annual General Meeting and will not be standing for re-election.
2.7 MR MIKE IWANAGA
Subject to the election of Mr Sukagawa pursuant to resolution 2.3, Mr Mike Iwanaga has informed the Company that he will be retiring at the conclusion of the Annual General Meeting.
3. REMUNERATION OF NON-EXECUTIVE DIRECTORS
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That in accordance with clause 21.1(a) of the Company’s Constitution and ASX Listing Rule 10.17, the maximum aggregate cash remuneration which may be paid to Directors (other than Executive Directors) for services rendered as Directors is increased by A$500,000 from A$2,500,000 to A$3,000,000 per annum.”
4. PARTICIPATION IN THE SIMS METAL MANAGEMENT LIMITED LONG TERM INCENTIVE PLAN BY MR DANIEL DIENST
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That approval is given for the purposes of ASX Listing Rules 7.1 and 10.14 for Mr Daniel Dienst, the Group Chief Executive Officer, to have issued to him 197,006 Performance Rights and 178,037 Options, and the issue of any Sims Metal Management Limited ordinary shares or American Depositary Shares upon the exercise of those Performance Rights and Options under the terms of the Sims Metal Management Limited Long Term Incentive Plan as described in the Explanatory Memorandum to this Notice of Meeting.”
5. REMUNERATION REPORT
To consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:
“That the Remuneration Report for the year ended 30 June 2009 (as set out in the Directors’ Report) is adopted.”
By order of the Board

Frank Moratti
Company Secretary
19 October 2009

2	SIMS METAL MANAGEMENT LIMITED

BUSINESS
VOTING EXCLUSION STATEMENT
RESOLUTION 3
The Company will disregard any votes cast on Resolution 3 by the directors and any associates of the directors.
However, the Company need not disregard such a vote if:
•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.
RESOLUTION 4
The Company will disregard any votes cast on Resolution 4 by any director (other than a director who is ineligible to participate in any employee incentive scheme of the Company), and by any person who may participate in the proposed issues or obtain a benefit (except a benefit solely in the capacity as a shareholder), and any associate of such a director or other person.
However, the Company need not disregard such a vote if:
•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.
VOTING ENTITLEMENTS
For the purpose of the Corporations Act 2001, the Company has determined that all securities of the Company that are quoted securities at 7.00pm Australian Eastern Daylight Time on Wednesday, 18 November 2009 will be taken, for the purpose of the Meeting, to be held by the persons who held them at the time.
PROXIES
A shareholder has the right to appoint a proxy, who need not be a shareholder of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise.
The Proxy Form must be:
Deposited
at the share registry of the Company:
Computershare Investor Services Pty Limited
Level 2
60 Carrington Street
Sydney NSW 2000
OR
by mail to:
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
OR
at the Company’s Registered Office:
Sims Metal Management Limited
Sir Joseph Banks Corporate Park
Suite 3, Level 2
32-34 Lord Street
Botany NSW 2019
OR
Sent
to the Company by mail to:
Sims Metal Management Limited
PO Box 651
Botany NSW 1456
OR
Faxed
to Computershare on:
1800 783 447 or (03) 9473 2555
OR
to the Company on:
(02) 8113 1622
To be effective, proxies must be lodged by 11.00am Australian Eastern Daylight Time on Wednesday, 18 November 2009. Proxies lodged or received after this time will be invalid.

NOTICE OF 2009 ANNUAL GENERAL MEETING	3

EXPLANATORY MEMORANDUM FOR 2009 ANNUAL GENERAL MEETING (“AGM”)
ORDINARY RESOLUTION 2 IN RELATION TO ELECTION OF DIRECTORS
2.1 PAUL VARELLO
BCE (CIVIL ENGINEERING)
AGE 66
Mr Varello retires by rotation and, being eligible, offers himself for re-election as an Independent Non-Executive Director.
Mr Varello was appointed as a Director in November 2005, and was appointed Deputy Chairman in November 2008 and Chairman in August 2009. He is a member of the Nomination/Governance Committee and the Finance & Investment Committee. Mr Varello is Chairman of Commonwealth Engineering and Construction (“CEC”), located in Houston, Texas. Prior to founding CEC in 2003, he was Chairman and CEO of American Ref-Fuel Company. He is a registered professional engineer and a member of the American Society of Civil Engineers and the American Institute of Chemical Engineers.
The Directors, with Mr Varello abstaining, recommend you vote In favour of this Resolution.
2.2 MICHAEL FEENEY
B.COM (MARKETING)
AGE 63
Mr Feeney retires by rotation and, being eligible, offers himself for re-election as an Independent Non-Executive Director.
Mr Feeney was appointed as a Director in September 1991. He is Chairman of the Remuneration Committee and a member of the Risk, Audit & Compliance Committee. Mr Feeney was formerly an Executive Director of Collins Partners Corporate Advisory and prior to that Finance and Strategy Director for Philip Morris; Executive Director, Strategy & Corporate Affairs for Elders IXL; and Executive Director, Corporate Strategy of Elders Resources NZFP.
The Directors, with Mr Feeney abstaining, recommend you vote In favour of this Resolution.
2.3 PAUL SUKAGAWA
AGE 58
Mr Sukagawa has been nominated by Mitsui & Co., Ltd under the Company’s Constitution to replace Mr Iwanaga as Mitsui’s nominee to the Company Board, and offers himself for election as a Non-Independent Non-Executive Director.
Mr Sukagawa joined Mitsui & Co., Ltd in 1973 and has held various positions within that company, including President & Managing Director of Mitsui Iron Ore Development (2004—2007), President & CEO of PT. Mitsui Indonesia (2007—2009) and, most recently, since April 2009, Senior Adviser of Mitsui Iron Ore Development.
The Directors recommend you vote in favour of this Resolution.
2.4 GEOFFREY N BRUNSDON
B.COM
AGE 51
Mr Brunsdon, having been recommended for appointment by the Board, offers himself for election as an Independent Non-Executive Director of the Company.
Until June 2009 Mr Brunsdon was Managing Director and Head of Investment Banking of Merrill Lynch International (Australia) Limited. He is Chairman of ING Private Equity Access Limited (since 2004), is a member of the Takeovers Panel, was a member of the listing committee of the Australian Stock Exchange between 1993 and 1997 and was a Director of Sims Group Limited between 1999 and 2007. He is a Chartered Accountant, a Fellow of the Financial Services Institute of Australia and a Fellow of the Institute of Company Directors. Mr Brunsdon is also involved in several non-profit organisations, including as Chairman of Redkite (supporting families who have children with cancer), and is a director of the Wentworth Group of Concerned Scientists and Purves Environmental Custodians.
The Directors recommend you vote in favour of this Resolution.
2.5 JIM THOMPSON
BS
AGE 59
Mr Thompson, having been recommended for appointment by the Board, offers himself for election as an Independent Non-Executive Director of the Company.
Mr Thompson was, from 2004 until his retirement in 2007, Executive Vice President—Commercial for The Mosaic Company, one of the world’s largest fertiliser companies with sales of US$9 billion and some 7,500 employees, which is publicly traded on the New York Stock Exchange. Prior to that, he was engaged for 30 years in the steel industry from 1974—2004 in various roles at Cargill, Inc of Minnesota, United States leading to the position of President of Cargill Steel Group from 1996—2004. During that period he also served for a time as Co-Chairman of the North Star BlueScope Steel joint venture, and was a member of various industry boards including AISI (American Iron and Steel Institute), SMA (Steel Manufacturers Institute) and MSCI (Metals Service Center Institute). Mr Thompson is currently a director of Hawkins Chemical, Inc. He has a BS from the University of Wisconsin—Madison.
The Directors recommend you vote in favour of this Resolution.
ORDINARY RESOLUTION 3 IN RELATION TO THE REMUNERATION OF NON-EXECUTIVE DIRECTORS
Clause 21.1(a) of the Company’s Constitution provides that, subject to clause 21.3 of the Constitution and the ASX Listing Rules, the Company in general meeting may from time to time determine the maximum aggregate cash remuneration (“Remuneration”) to be paid to the Directors for services rendered as Directors. Remuneration excludes any remuneration payable to any Director under any executive service contract with the Company or a Related Body Corporate.
Clause 21.3 (c) of the Company’s Constitution provides that the total Directors’ fees payable to Directors must not be increased without the Members in general meeting first giving their approval. Further, ASX Limited Listing Rule 10.17 provides that a listed company must not, without shareholder approval, increase the total amount of Non-Executive Directors’ fees.
The present maximum Remuneration amount of A$2,500,000 per annum was set on 21 November 2007, following a resolution of shareholders at the Annual General Meeting of the Company.
Non-Executive Directors’ fees are made up of a base fee and fees (as applicable) for chairmanship of the Board and Committees as outlined in the table below:

CURRENT NON-EXECUTIVE DIRECTORS’ FEES	A$

Base fee (Chairman)	433,200
Base fee (Non-Executive Director)	195,600
Chairman Risk, Audit & Compliance Committee	60,000
Chairman Safety, Health, Environment & Community Committee	30,000
Chairman Remuneration Committee	30,000
Chairman Finance & Investment Committee	30,000
No fee is payable to the Chairman of the Nomination/Governance Committee.
In July 2008 the Board set the then exchange rates for the US$ and Japanese Yen for fees payable to Directors resident in the US and Japan. The aggregate fees paid in fiscal year 2009 to nine Directors were approximately A$2,470,000. It is noted that one of the US resident Directors retired at the Company’s 2008 Annual General Meeting. Had he served for the full fiscal year then the aggregate fees, after exchange rate conversion, would have exceeded the present limit of A$2,500,000.

4	SIMS METAL MANAGEMENT LIMITED

The Board has resolved that there will be no increase in individual Non-Executive Director fees, as outlined in the table above, for fiscal year 2010.
The Company proposes to increase the maximum aggregate Remuneration which may be paid to Directors (other than Executive Directors) by A$500,000 from A$2,500,000 per annum to A$3,000,000 per annum.
The reason for requesting this increase is that if the new nominees for election as Directors are approved at the AGM, while the total number of Directors will have decreased from 12 a year ago to 10 and the number of Non-Executive Directors resident in the US and Japan will, at six, be the same as a year ago, there will be an increase by one compared to the current composition of the Board. This, coupled with the fact that the Company now has a US-based Chairman and despite the fact that there will be no increase in individual fees payable, will result in the aggregate Remuneration for fiscal year 2010, when converted to Australian dollars at the exchange rates set by the Board in 2008, being approximately A$2,544,000. Increasing the maximum amount payable to A$3,000,000 will accommodate this projected amount and provide flexibility for the future.
As the Non-Executive Directors have a personal interest in Resolution 3, they make no recommendation in respect of it. The Executive Director, Mr Dienst, recommends that you vote in favour of this Resolution.
ORDINARY RESOLUTION 4 IN RESPECT OF PARTICIPATION IN THE SIMS METAL MANAGEMENT LIMITED LONG TERM INCENTIVE PLAN (“PLAN”) BY MR DANIEL DIENST
Mr Dienst is the Group Chief Executive Officer of the Company.
The Board (with Mr Dienst absent and not voting) believes it is appropriate that Mr Dienst be entitled to be granted Performance Rights, subject to the performance hurdles described below, and Options (collectively “Equity Rights”), under the Plan.
The Board believes that the issue of Equity Rights, more fully described below, pursuant to the Plan, which was introduced in 2007, is an important element of the Company’s remuneration strategy for the Group Chief Executive Officer, which involves fixed base compensation (“Base Salary”) and other benefits, a short-term incentive (“STI”) and a long-term incentive (“LTI”), as set out in the Company’s Annual Report. Since the date of the Annual Report, in recognition of his taking over full global responsibilities of the Company from 1 January 2009, Mr Dienst’s total compensation was re-negotiated so that it currently comprises Base Salary of US$1,250,000 per annum, a STI opportunity of 130% of Base Salary (target) and 260% (maximum), and an annual LTI award equal to 300% of Base Salary. Mr Dienst is entitled to participate in the Plan.
Resolution 4 seeks approval for the grant to Mr Dienst of:
•	197,006 Performance Rights with a relative Total Shareholder Return (“TSR”) performance hurdle and vesting conditions based on continued service; and

•	178,037 Options with a market-price exercise price, with vesting conditions based on continued service.
More details regarding the terms of these Equity Rights are set out below.
REASONS FOR THE EQUITY RIGHTS STRUCTURE FOR THE FISCAL YEAR 2010 GRANT
Sims Metal Management is an organisation with approximately 70% to 80% of its Earnings Before Interest and Tax coming from North America, and a significant number of its executive team is based there. Further, Sims Metal Management has significant shareholding bases in the United States (“US”) and Australia, with both ordinary shares traded on the ASX in Australia and American Depositary Shares (“ADSs”) traded on the New York Stock Exchange in the US.
Consequently, Sims Metal Management must ensure that its executive remuneration approach increasingly reflects US compensation systems/practices, while being cognisant of Australian practice.
If approved by shareholders, Mr Dienst will receive his LTI grant in two allotments:
1.	A grant of Performance Rights with a nil exercise price, with vesting based on the TSR of Sims Metal Management relative to an international peer group of companies in Sims’ sector. The list of these comparators is in Annexure 1. While performance hurdles for vesting are common in Australia, they are only used in a minority of US plans. This grant would constitute two-thirds of Mr Dienst’s LTI grant.

2.	A grant of Options, with an exercise price based on the market value of Sims Metal Management shares (calculated on a five trading day volume weighted average price) up to, but not including, the date of grant of the Options. Options will vest based on the continued service of Mr Dienst. While option grants without performance hurdles are uncommon in Australia, they are common practice in the US. Moreover, no gains will be available to Mr Dienst unless the share price of Sims Metal Management increases above the exercise price for those Options. This grant would constitute one-third of Mr Dienst’s LTI grant.
The Sims Metal Management fiscal year 2010 Plan grant will:
•	reward for strong performance relative to peers;

•	reward for absolute returns to shareholders; and

•	have vesting based both on performance and on service.
Accordingly, Sims Metal Management strongly believes that the proposed grant under the Plan for Mr Dienst is an approach which will support both the business direction of Sims Metal Management, and shareholder expectations.
TERMS OF FISCAL YEAR 2010 PERFORMANCE RIGHTS
(a)	197,006 Performance Rights will be issued to Mr Dienst under the terms of the Plan, conditional on obtaining shareholder approval. Performance Rights are the right to receive an ordinary share upon satisfaction of all vesting conditions for a nil issue price. Under the terms of the Plan, ordinary shares will be provided on exercise by way of acquisition of existing shares on-market on behalf of the executive or by way of an issue of new shares. If Mr Dienst is resident in the US at the time of exercise, then he will be issued ADSs instead of ordinary shares, unless the Board determines otherwise.

(b)	Subject to the Plan Rules, Performance Rights will not vest or be exercised, and cannot be sold or otherwise dealt with by Mr Dienst, until their performance hurdles have been satisfied.

(c)	Performance period

The performance period for the Performance Rights is the three-year period commencing 1 July 2009 and ending 30 June 2012. Re-testing applies to the Performance Rights for the four-year period ending 30 June 2013 and again for the five-year period ending 30 June 2014, to the extent that the Performance Rights have not all vested previously.

Any Performance Rights which have not vested with effect as at 30 June 2014 will immediately lapse.

(d)	TSR Performance Hurdle

TSR measures the growth over a particular period in the price of shares plus dividends notionally reinvested in shares.

In order for any or all of Mr Dienst’s Performance Rights to vest, the Company’s TSR for the relevant Performance Period must be at the 51st percentile or higher against the TSRs of an international peer group of 17 specified comparator companies in Sims Metal Management’s sector. The list of these comparators is in Annexure 1.

NOTICE OF 2009 ANNUAL GENERAL MEETING	5

EXPLANATORY MEMORANDUM FOR 2009 ANNUAL GENERAL MEETING (“AGM”) CONTINUED
Based on the Company’s relative TSR performance over the relevant Performance Period, Mr Dienst’s Performance Rights will vest in accordance with the following table:

TSR OF THE COMPANY RELATIVE	PROPORTION OF PERFORMANCE
TO TSRs OF COMPARATORS	RIGHTS VESTING

Less than the 51st percentile	0%
51st percentile	50%
Between 51st percentile	Straight-line vesting
and 75th percentile	between 50% and 100%
75th percentile or higher	100%
TSR is calculated in each case on the following basis:
•	dividends are re-invested at the ex-dividend date;

•	share prices are calculated as a volume weighted average sale price of shares for the three months preceding the start and end dates of the performance period;

•	local currencies are used for non-Australian comparator companies, so currency movements are ignored; and

•	tax and any franking credits (or similar) will be ignored.
(e)	Continued employment vesting condition

In addition to the Company meeting the applicable TSR performance condition specified above, Mr Dienst must also continue to be an employee or director of the Company or its related bodies corporate at the Vesting Date for his Performance Rights to vest. The Vesting Date will be the date the Company announces its results for the fiscal year ending 30 June 2012 (which is expected to be in August 2012).

Unvested Performance Rights lapse upon Mr Dienst ceasing to be an employee or a director, unless as a result of a Qualifying Cessation (as defined in the Plan Rules, which includes cessation of employment in circumstances such as death, total or permanent disablement, redundancy, and otherwise at the discretion of the Board) during the initial three year performance period. In the event of a Qualifying Cessation, the Performance Rights will be tested at the end of the initial Performance Period in line with other Plan participants. There will be no re-testing after that initial period, even where there has been a Qualifying Cessation.

All Performance Rights will lapse and be immediately forfeited in cases of fraud, gross dishonesty or termination of Mr Dienst’s employment for cause.

(f)	Performance Rights will vest and be automatically exercised upon a change of control, and (subject to Board discretion) upon a takeover bid or similar transaction which is recommended by the Sims Metal Management Board.
TERMS OF FISCAL YEAR 2010 OPTIONS
(a)	178,037 Options will be issued to Mr Dienst under the terms of the Plan, conditional on obtaining shareholder approval. Options are the right to receive an ordinary share in the Company upon vesting conditions being met and payment of the exercise price. Options are issued at a nil issue price. Under the terms of the Plan, ordinary shares will be provided on exercise by way of acquisition of existing shares on-market on behalf of the executive or by way of an issue of new shares. If Mr Dienst is resident in the US at the time of exercise, then he will be issued ADSs instead of ordinary shares, unless the Board determines otherwise.

(b)	The exercise price of the Options will be the market value of Sims Metal Management shares (calculated on a five trading day volume weighted average price) up to, but not including, the date of grant, which will be the business day following shareholder approval, if given, at the AGM.

(c)	The Options will vest in three equal tranches over approximately three years. The three tranches will progressively vest, and become exercisable, on the date Sims Metal Management announces its full year results to ASX for the 2010, 2011, and 2012 fiscal years.

(d)	The Options expire seven years after the date of grant, unless exercised or lapsed before that time.

(e)	Continued employment vesting condition

Mr Dienst must continue to be an employee or director of the Company or its related bodies corporate at the relevant vesting date for his Options to vest.

Unvested Options lapse upon Mr Dienst ceasing to be an employee or a director, unless as a result of a Qualifying Cessation (as defined in the Plan Rules, which includes cessation of employment in circumstances such as death, total or permanent disablement, redundancy, and otherwise at the discretion of the Board). In the event of a Qualifying Cessation, the Options will vest according to the original vesting schedule in line with other participants.

All Options will lapse and be immediately forfeited in cases of fraud, gross dishonesty or termination of Mr Dienst’s employment for cause.

(f)	Options will vest and become exercisable upon a change of control, and (subject to Board discretion) upon a takeover bid or similar transaction which is recommended by the Sims Metal Management Board. However, the expiry date will also be accelerated so that the Options can only be exercised within 30 days of that event occurring, after which they will expire, unless as otherwise determined by the Board.
EQUITY RIGHTS GENERALLY
In relation to both Performance Rights and Options, the Plan Rules:
(a)	prohibit the executive from hedging unvested awards; and

(b)	allow the Company to settle awards in cash upon vesting at the Board’s discretion.
OTHER INFORMATION
Under ASX Listing Rule 10.14, the Company must not permit a director of the Company to acquire securities under the Plan without shareholder approval. In addition, under ASX Listing Rule 7.1, the Company may not issue more than 15% of its issued capital on a rolling 12-month basis, unless an issue is approved by shareholders and subject to other specific exceptions. If the issue of Equity Rights under Resolution 4 is approved for the purposes of Listing Rule 7.1 then those Equity Rights, and the issue of shares upon vesting and exercise of those Equity Rights, will not count towards the 15% allowance.
The following information is provided for the purposes of these ASX Listing Rules in connection with the approval sought in Resolution 4.
(a)	The Plan was introduced in 2007. Grants made to directors under the Plan since the date of the last shareholder approval, being 21 November 2008, were 44,440 Performance Rights and 135,435 Options to Mr Jeremy Sutcliffe at nil consideration, and 61,092 Performance Rights and 181,654 Options to Mr Daniel Dienst at nil consideration.

(b)	All directors are eligible under the terms of the Plan to participate in awards of Performance Rights and Options (subject to shareholder approval), although there is no intention to make awards to non-executive directors. The names of the current directors are Mr Daniel Dienst, Mr Paul Mazoudier, Mr Michael Feeney, Mr Paul Varello, Mr Christopher Renwick, Mr Masakatsu Iwanaga, Mr Norman Bobins, Mr Robert Lewon and Mr Gerald Morris.

6	SIMS METAL MANAGEMENT LIMITED

(c)	The Performance Rights and Options will be issued, assuming shareholder approval is obtained, on the next business day following the AGM, and in any event within three months after the date of the AGM.

(d)	The maximum number of securities that may be acquired by Mr Dienst is 197,006 Performance Rights and 178,037 Options, with each Performance Right and each Option representing one Sims Metal Management ordinary share or ADS (as the case may be).
DIRECTORS’ RECOMMENDATION
The Directors (with Mr Dienst absent and not voting) recommend you vote in favour of Resolution 4 which will complete the Company’s remuneration strategy for Mr Dienst as described above.
ADVISORY RESOLUTION 5 IN RELATION TO THE REMUNERATION REPORT
The Remuneration Report is contained in the Directors’ Report of the Company’s 2009 Annual Report. The Report explains the Company’s executive remuneration practices and the link between the remuneration of employees and the Company’s performance and sets out remuneration details for each Director and for each named Executive.
The Corporations Act 2001 requires listed companies to put the Remuneration Report for each financial year to a resolution of members at their Annual General Meeting. Under the Corporations Act 2001, the vote is advisory only and does not bind the Directors.
The Chairman will give shareholders a reasonable opportunity to ask questions about or make comments on the Remuneration Report.
While there is no legal requirement to abstain from voting, the Company believes it appropriate that neither the Directors, the named Executives nor their associates should vote on the Advisory Resolution, except as directed by any proxies, and they make no recommendation in respect of it.
ANNEXURE 1
COMPARATOR COMPANIES FOR TSR PERFORMANCE HURDLE
•	AK Steel

•	Allegheny Technologies

•	ArcelorMittal

•	BlueScope Steel

•	Commercial Metals

•	Gerdau Ameristeel

•	Mueller Industries

•	Nucor

•	OneSteel

•	Posco

•	Reliance Steel

•	Schnitzer Steel

•	Steel Dynamics

•	The Timken Company

•	Tokyo Steel

•	U.S. Steel

•	Worthington Industries

NOTICE OF 2009 ANNUAL GENERAL MEETING	7